Exhibit 99.41

TSX: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports Record Fourth Quarter Results –

232,000 Customers Added through Marketing, up 77% from Fiscal 2010

Net Customer Additions of 73,000 up 462% from Fiscal 2010

Customer Base reaches 3.3 Million up 45% Year over Year

including Hudson Acquisition

Sales up 16%

Gross Margin per Unit up 18%

Distributable Cash after Margin Replacement per Unit up 19%

Distributable Cash after All Marketing up 21%

Adjusted EBITDA up 9%

Earnings per Share of $1.27 up from a loss of ($0.59) per Unit

Payout Ratio of 56% after Margin Replacement and 63% after All Marketing

Management Provides Guidance for Fiscal 2012

Gross Margin and Adjusted EBITDA expected to Increase by 5% per Share

TORONTO, ONTARIO — May 19, 2011 —

Highlights for the three months ended March 31, 2011 included:

•	Customer additions through marketing were 232,000, up 77% from 131,000 in Q4 of fiscal 2010.

•	Net customer additions were 73,000 in Q4, up 462% from 13,000.

•	Sales (seasonally adjusted) were $808.4 million, up 16% compared to fiscal 2010. Gross Margin (seasonally adjusted) of $144.0 million, up 18%.

•	Distributable cash after gross margin replacement was $78.6 million, up 19% from $66.0 million.

•	Distributable cash after all marketing was $70.6 million, up 21% from $58.4 million.

•	Adjusted EBITDA of $118.3 million, up 9% from $109.0 million.

•	Earnings of $1.27 per share versus a loss of ($0.59) per unit in Q4 of fiscal 2010 which includes the impact of mark to market gains and losses on future supply positions.

Highlights for the year ended March 31, 2011 included:

•	Gross additions through marketing were a record 999,000 up 98% from the previous record 505,000 added in fiscal 2010 and 372,000 in fiscal 2009.

•	Net customer additions through marketing were 361,000 for the year, up 395% from 73,000 last year.

•	Customer base reached 3,314,000 RCEs, up 45% year over year including both additions through marketing and the Hudson acquisition.

•	Sales up 28% to $3.0 billion.

•	Gross margin (seasonally adjusted) of $480.5 million, up 13% year over year (6% per share/unit).

•	Distributable cash after gross margin replacement of $229.7 million flat versus $230.0 million in fiscal 2010.

•	Distributable cash after all marketing of $193.2 million down 2% from $197.0 million.

•	Adjusted EBITDA of $267.2 up 13% year over year (6% per share/unit)

•	Earnings per share of $3.73 in fiscal 2011, up 108% from $1.79 per unit which includes the impact of mark to market gains and losses on future supply positions.

•	Payout ratio on dividends/distributions of 88%, up from 82% (excluding the Special Distribution) in fiscal 2010.

•	Continued success of JustGreen with 36% of new residential customers taking an average 90% green supply under the program.

Just Energy Fiscal 2011 Results

Just Energy announced its results for the year ended March 31, 2011.

Three months ended March 31, ($ millions except per share/unit)	2011	Per share/unit	2010	Per share/unit
Sales[1]	$808.4	$5.79	$694.8	$5.13
Gross Margin[1]	144.0	$1.03	121.9	$0.90
Distributable Cash[1]
- After Gross Margin Replacement	78.6	$0.56	66.0	$0.49
- After Marketing Expenses	70.6	$0.51	58.4	$0.43
Adjusted EBITDA	118.3	$0.85	109.0	$0.81
Net Income (Loss)	177.1	$1.27	(79.2)	($0.59)
Distributions	44.3	$0.32	41.5	$0.31
Long Term Customers	3,314,000		2,293,000

Year ended March 31, ($ millions except per share/unit)	2011	Per share/unit	2010	Per share/unit
Sales[1]	$2,938.7	$21.28	$2,344.2	$18.12
Gross Margin[1]	480.5	$3.48	425.9	$3.29
Distributable Cash[1]
- After Gross Margin Replacement	229.7	$1.66	230.0	$1.78
- After Marketing Expenses	193.2	$1.40	197.0	$1.52
Adjusted EBITDA	267.2	$1.93	236.3	$1.83
Net Income	515.3	$3.73	231.5	$1.79
Regular Distribution	170.0	$1.24	160.7	$1.24
Special Distribution			26.7	$0.21
Annual Dividend/Distribution		$1.24		$1.24

[1]	Seasonally adjusted (Non-GAAP measure).

Just Energy Group converted to a TSX-listed corporation from an Income Trust on January 1, 2011. In the past, the Company reported in its Management’s Discussion and Analysis, a detailed calculation of distributable cash after gross margin replacement, and after all marketing. In the future as a corporation, it will report Adjusted EBITDA as its measure of operating performance. Both measures are analyzed within this year’s Management’s Discussion and Analysis.

Customer Aggregation

As a marketing company, the most important driver of Just Energy’s growth is its ability to grow its customer base. Fiscal 2011 saw record customer additions on both a gross and net basis. This growth was driven by continued success in residential sales, particularly in the United States as well as continued success of the Commercial division and, in particular, the recently acquired Hudson commercial broker network.

	April 1, 2010	Additions	Acquired	Attrition	Failed to renew	March 31, 2011	% increase (decrease)
Natural gas
Canada	734,000	53,000	—	(73,000)	(58,000)	656,000	(11)%
United States	408,000	224,000	81,000	(123,000)	(16,000)	574,000	41%

Total gas	1,142,000	277,000	81,000	(196,000)	(74,000)	1,230,000	7%

Electricity
Canada	760,000	106,000	—	(77,000)	(53,000)	736,000	(3)%

United States	391,000	616,000	579,000	(171,000)	(67,000)	1,348,000	245%

Total electricity	1,151,000	722,000	579,000	(248,000)	(120,000)	2,084,000	81%

Combined	2,293,000	999,000	660,000	(444,000)	(194,000)	3,314,000	45%

Overall, the customer base grew 45% year over year reaching more than 3.3 million. The chart on the following page shows the positive trend in customer additions.

Excludes acquired customers (2008—29,000, 2009—46,000, 2010—430,000, 2011—660,000)

Profitability

The fiscal 2011 growth in the customer base translated into 13% margin and 13% Adjusted EBITDA growth. This rate of growth was tempered by the lower relative margin on commercial customers and the impact of reconciliation and balancing costs of the record warm 2009-10 winter which reduced margin by $35 million in Q1 and Q2. Further, the margins were reduced by a further $16.3 million due the impact of a 7% year over year decline in the U.S. dollar exchange rate.

Customer attrition rates were at or below target levels in all markets for the first time in several years. Heavy focus on retention of customers and a stronger U.S. economy resulted in reduced customer loss despite stable low commodity prices. Bad debt expense, which applies to approximately 35% of Just Energy revenues, was 2.7% down from 2.8% and within the target range of 2% to 3% of relevant sales.

Overall, both gross margin and Adjusted EBITDA increased by 6% per share in Fiscal 2011. Earnings per share (which includes non-cash mark to market on future supply) was $3.73 up 108% from $1.79 per unit in fiscal 2010. The payout ratio for the year was 74% after margin replacement and 88% after all marketing, comfortably supporting the dividends/distributions for the year.

The table below highlights the 20% growth in embedded future margins on Just Energy’s customer base. During the year, Just Energy both replaced the $450.5 million realized in fiscal 2011 but also added a further $238.5 million of future margin through its marketing efforts and customer acquisitions. Without the decline in the U.S. dollar year over year, the future margins would have increased by a further $38.6 million.

	March 31, 2011	March 31, 2010	Increase
Future Contracted Gross Margin

Canada (Cdn$)	$632.6 million	$783.1 million	(19%)
United States (US$)	835.6 million	414.6 million	102%
Total (Cdn$)	$1,442.8 million	$1,204.3 million	20%

JustGreen product sales continued to grow. Although JustGreen is a premium priced product, 36% of our new residential customers took an average of 90% of their supply from green sources. Also during fiscal 2011, Just Energy introduced JustClean, a Green product which allows customers to reduce their carbon footprint in markets without purchasing the commodity. This product can be offered in all states and provinces and is not dependent on energy deregulation. Early customer response to this product has been very positive. Total Green customers now total 10% of the Company’s electricity book (up from 5%) and 6% of the gas book (up from 3%).

Fourth Quarter Results

The fourth quarter operating results showed a return to strong profitability following the effects of the record warm winter in earlier quarters. The results were driven by strong customer additions and benefitted from comparison to a warm weather quarter a year earlier. Margins and reported cashflow were adversely impacted by a 5% decline in the U.S. dollar exchange rate year over year.

Customer additions through marketing were 232,000 up 77% from the comparable quarter of fiscal 2010. Net additions were 73,000 up 462% from a year prior. These additions translated into a 16% increase in sales, an 18% increase in gross margin and a 9% increase in adjusted EBITDA. Net income was $1.27 per share, up from a loss of $0.59 per share in Q4 fiscal 2010.

Gross margin percentage (seasonally adjusted) for the quarter was 17.8% versus 17.5% a year prior. Lower margins on new commercial customers were offset by higher winter gas consumption and improved margins for the Home Services and the Ethanol divisions.

Guidance for Fiscal 2011

In the past, Just Energy provided guidance with respect to expected growth in gross margin and distributable cash after margin replacement. As a corporation, Just Energy will no longer report distributable cash. As discussed in past quarters, the Company will move to analyzing Adjusted EBITDA, a non-GAAP measure used by companies who similarly are required to mark to market long term supply.

Management expects gross margin and Adjusted EBITDA growth of approximately 5% per share for the year ended March 31, 2012. It is expected that strong customer growth will more than offset the lower margin per customer from the fast growing Commercial division. In addition, Management expects that cash income tax for the year will be reduced due to accelerated depreciation on Hudson Solar projects and tax planning within Canada. Overall cash tax payable is expected to be approximately equal to that paid in fiscal 2011.

Chief Executive Officer Ken Hartwick stated: “I am very pleased with Just Energy’s record operating results in the fourth quarter of fiscal 2011. We have sustained our record level of customer additions through marketing driven by continued strong performance by our Hudson commercial broker network. As we had hoped, our customer attrition has fallen back below target levels and the result is 361,000 net additions for the year through marketing over and above customers acquired with Hudson. Overall, our customer base is up 45% for the year closing at more than 3.3 million.”

“Our annual results reflect the positive benefit of our steps toward product and geographic diversification. We have overcome a $35 million margin shortfall due to a record warm winter in Q1 and Q2 as well as a year long period of low commodity prices and very low volatility which is the worst scenario for both new customer sales and renewals. Also, there was a 7% decline in the U.S. dollar exchange rate reducing margins by a further $16 million. By aggressively marketing JustGreen, JustClean and shorter term or variable products, we have maintained our growth and profitability under challenging market conditions.”

“Our sale of energy related products through National Home Services also showed the growth we had looked for in this business. Sales were up 154% with margin up 123%. Our installed base of water heaters grew to 115,200, a net increase of 50%, with 2,600 new furnaces and 800 air-conditioning systems also installed during the year. We are pleased to announce that we will be adding Hudson Solar to our product offering taking advantage of a very attractive program for solar installations in New Jersey.”

“I want to announce Scott Gahn’s decision to step down as our Chief Operating Officer, effective June, 10, 2011. Scott was a founder of Just Energy’s Texas operations and directed our U.S. business through a period of rapid growth. James Lewis will be appointed COO effective that date. I want to thank Scott for his tremendous contribution to Just Energy.”

Executive Chair Rebecca MacDonald added: “The year just completed saw some substantial positive changes in Just Energy. Over and above product and geographic diversification, we also completed our conversion from an Income Trust to a Corporation on January 1, 2011. The transition has gone smoothly and we are proud of the fact that we are one of very few Trusts who have sustained their previous level of distribution as a dividend.”

“Looking forward, we are providing all of our annual guidance as to management’s growth expectations for fiscal 2012. We currently expect per share growth of approximately 5% in both gross margin and Adjusted EBITDA. We believe this is a healthy growth rate in a low inflation environment and the growth is driven by expected customer growth rather than increased margins per customer. For customer attrition, management believes that trends will continue to decline in the U.S. in the coming periods given that all new customers signed over the past three years are at rates consistent with current commodity rates. Management also believes that if commodity price volatility remains low, renewal rates will remain at 70% overall. Lastly, overall bad debt levels are expected to be within our target range of 2 to 3% next fiscal year. Just Energy is well positioned as a market leader in a key North American industry. Management has carefully placed the Company in a strong position to continue and expand on the profitable market leadership we have seen throughout our history.”

Just Energy Group Inc.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen program. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. Management believes that the JustGreen products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

Forward-Looking Statements

Just Energy’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, distributable cash, and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergygroup.com.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206